Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

April 27, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. SECURITIES & EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas Lamparski
Dietrich King

Re:	Bowman Consulting Group Ltd.
Registration Statement on Form S-1
Filed April 6, 2021
File No. 333-255076

Ladies and Gentlemen:

On behalf of Bowman Consulting Group Ltd., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 20, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment Number 1 to the Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed April 6, 2021

Business, page 54

1.

We note your revised disclosure in response to comment 7. Please further revise your disclosure to discuss the Civil False Claims Act and the laws and regulations regarding procurement integrity. In this regard, we note the risk factor on page 22 states that such laws and regulations are significant to your operations. Please also discuss the various environmental laws and regulations disclosed in your risk factor on page 23. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 27, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 67 in response to the Staff’s comment.

Notes to Combined Financial Statements

Note 1. Nature and Basis of Presentation

Basis of Presentation, page F-8

2.

We note your response to comment 13. Please disclose that you will no longer combine the financial statements of BNY beginning January 1, 2021, and that the impact of not combining the entity is immaterial.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-8 in response to the Staff’s comment.

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 27, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,
NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Bowman Consulting Group Ltd.

D.A. Davidson & Co.

B. Riley Securities

Akerman LLP

Ernst & Young LLP